Exhibit K

RECENT DEVELOPMENTS

The information included in this section supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2004 on Form 18-K filed with the Commission on September 30, 2005, as amended. To the extent the information in this section is inconsistent with the information contained in such amended annual report, the information in this section replaces such information. Initially capitalized terms used in this section have the respective meaning assigned to those terms in such amended annual report.

Government

On April 28, 2006, President Torrijos announced several changes to his cabinet. President Torrijos appointed Carlos Vallarino as Minister of Economy and Finance to replace former Minister Ricaurte Vásquez, who will be Minister of Canal Affairs, and continue to act as President of the Panama Canal Authority Board of Directors. Héctor Alemán, former Minister of Government and Justice, left his position to become a coordinator in the national debate regarding the expansion of the Panama Canal. President Torrijos appointed Olga Golcher as Minister of Government and Justice and Benjamín Colamarco as Minister of Public Works.

Pursuant to Law No. 1 of January 3, 2006 and Article 159 of the Panamanian Constitution, the National Assembly granted President Torrijos extraordinary legislative powers through February 28, 2006, when the National Assembly ended its recess and a new legislative session began. President Torrijos’ exercise of extraordinary legislative powers, which was limited to certain actions, included the establishment of a trust fund to benefit the rehabilitation and modernization of the Panama Canal, the reorganization of Panama’s competition commission and Banco Nacional de Panamá, the delegation of new responsibilities to the Ministry of Commerce and Industry and the Ente Regulador de los Servicios Públicos and the creation of an independent entity to regulate the importation of food products. Under Law No. 1, each decree issued pursuant to the authority granted by Law No. 1 must be submitted to the National Assembly for ratification.

The Economy

During 2005, Panama’s economy grew in all sectors, except public administration. Panama’s gross domestic product (“GDP”) registered a real increase of 6.4% in 2005 compared to 7.6% in 2004. Inflation, as measured by the end-of-period CPI, was 3.5% in 2005, compared to 2.0% in 2004, primarily due to higher international prices for petroleum and certain dairy products and a decline in the supply of agricultural products as a result of severe weather during 2005.

In 2005, the primary sector grew an estimated 2.6% compared to 2004, primarily due to increased production in the fisheries sector, which grew by an estimated 2.6%, and the agriculture sector, which grew an estimated 3.1%. The growth in the agriculture sector was due in part to an increase in pineapple and live cattle exports, as well as an increase in rice production. The transportation and telecommunications sector grew by an estimated 13.6% in 2005 compared to 2004 due in part to increased port activity and shipments of cargo by railway. Port activities grew 12.2% in 2005 compared 2004 due to the increased movement of containers. In 2005, the construction sector, which was negatively impacted by work stoppages in June 2005, grew an estimated 1.0% compared to 2004. Manufacturing activity increased an estimated 1.8% in 2005 compared to 2004 due in part to increased production of carbonated beverages and rubber and plastic products. The commerce sector grew an estimated 4.8% in 2005 compared to 2004 due to an increase in wholesale and retail sales. Activities of the Colón Free Trade Zone (or the “CFZ”) increased an estimated 13.1% in 2005 compared to 2004 due in part to a rise in the demand for the CFZ’s services from Central America, Venezuela, and Ecuador.

The hotels and restaurants sector grew an estimated 11.2% in 2005 compared to 2004 due to an increase in the number of tourists visiting Panama. Panama Canal activities grew an estimated 4.0% in 2005 compared to 2004 due to a rise in cargo volume and increased toll receipts resulting from changes to the toll structure implemented on May 1, 2005. The financial intermediation sector grew an estimated 13.4% in 2005 compared to 2004 due to increases in external and internal credit. The public utilities sector grew by an estimated 2.8% in 2005 compared to 2004 due to increased demand for electricity from industrial, commercial and residential customers. Mining activities rose 0.4% in 2005 compared to 2004.

The Torrijos administration has settled most of the accounts payable to suppliers that existed when President Torrijos took office. The total value of accounts payable inherited by the current administration was approximately $503.1 million, including registered and non-registered debts. By March 2005, the Torrijos administration had reduced such accounts payable to $34.8 million. On October 26, 2005, the Cabinet approved an additional $34.7 million credit to the 2005 budget to settle the remaining accounts payable outstanding as of December 31, 2004.

In February 2005, the National Assembly passed Law No. 6, introducing certain fiscal reforms aimed at increasing tax revenues and reducing the public sector deficit. The fiscal reforms seek to increase tax revenues through the creation of an alternative minimum income tax of 1.4%, a tax on professional services, and a selective consumption tax on certain products, services and activities, such as jewelry, weapons, cable television, cellular phones and casino and gaming activities. Certain tax provisions have been eliminated by the fiscal reforms, including taxes on sugar production, insurance and private pension plans. As a result of the fiscal reforms, the Government will discontinue the use of open-ended tax incentives and will create tax incentives that are limited to a specific amount and time period. In addition, the fiscal reforms provide for a gradual reduction of current Government expenditures for wages and salaries through a reduction in the size of the Government work force. Under Law No. 6, public institutions will submit to the Cabinet for approval specific plans to reduce by January 1, 2008 the number of public employees to a number no greater than the number of public employees as of December 31, 1999. Central government tax revenues increased 11% in 2005 compared to 2004.

The National Assembly approved Panama’s 2006 budget on October 31, 2005. The 2006 budget contemplates total expenditures of $6.740 billion, with budget estimates based on an anticipated 6.5% growth in nominal GDP and an anticipated consolidated non-financial public sector deficit of approximately $473 million (or approximately 2.9% of nominal GDP) for 2006.

As of December 31, 2005, Panama’s non-financial public sector balance for 2005 registered a preliminary deficit of approximately $500.1 million (or 3.2% of nominal GDP). The methodology used to calculate the non-financial public sector deficit does not include expected Banco Nacional de Panamá dividends, the Panama Canal Authority’s net financial results or the savings generated by debt repurchase operations, all of which were included in the calculation prior to the Torrijos administration’s revision of the methodology in 2004. The revised methodology uses cash-based accounting standards.

As of May 31, 2006, Panama’s external debt was equal to $7.919 billion, up from $7.580 billion as of December 31, 2005. Panama’s total public sector debt as of May 31, 2006 was $10.523 billion, up from $10.231 billion as of December 31, 2005. As of May 31, 2006, outstanding Brady Bonds totaled $351.6 million, consisting of approximately $220.8 million aggregate principal amount of PDIs, approximately $108.6 million aggregate principal amount of IRBs, approximately $9.0 million aggregate principal amount of Par Bonds, and approximately $13.2 million aggregate principal amount of Discount Bonds. Panama has given notice to holders of Brady Bonds of the exercise of its rights to redeem all outstanding Brady Bonds early on July 17, 2006.

On November 14, 2005, Panama launched an offer to purchase (“Offer to Purchase”) certain outstanding Global Bonds, which offer was financed by the net proceeds of an issuance on November 29, 2005 of $980 million aggregate original principal amount of 7.125% Global Bonds due 2026. Upon completion of the Offer to Purchase, which occurred on November 29, 2005, Panama repurchased approximately $449 million aggregate principal amount of outstanding 8.25% Notes due 2008, $165 million aggregate principal amount of outstanding 9.625% Global Bonds due 2011 and $201 million aggregate principal amount of outstanding 10.75% U.S. Dollar-Denominated Global Bonds due 2020, for an aggregate cash consideration of $969,268,486 (which includes accrued interest of $9,553,596). The consummation of the Offer to Purchase reduced the balance of outstanding 8.25% Notes due 2008 to approximately $201 million aggregate principal amount, outstanding 9.625% Global Bonds due 2011 to approximately $585 million aggregate principal amount and outstanding 10.75% U.S. Dollar-Denominated Global Bonds due 2020 to approximately $149 million aggregate principal amount.

On January 10, 2006, Panama commenced an invitation (the “Invitation”) to holders of Panama’s 10.75% U.S. Dollar-Denominated Global Bonds due 2020 (the “2020 Bonds”), 9.375% Global Bonds due 2023 (the “2023 Bonds”), 8.875% U.S. Dollar-Denominated Global Bonds due 2027 (the “2027 Bonds”), 9.375% U.S. Dollar-Denominated Global Bonds due 2029 (the “2029 Bonds”) and 8.125% Global Bonds due 2034 (the “2034 Bonds” and, together with the 2020 Bonds, the 2023 Bonds, the 2027 Bonds and the 2029 Bonds, the “eligible bonds”), to submit one or more offers to exchange such eligible bonds for 6.700% U.S. Dollar-Denominated Amortizing Global Bonds due 2036 (the “2036 Bonds”). The invitation expired on January 17, 2006. Pursuant to the Invitation, Panama accepted $117,970,000 aggregate principal amount of outstanding of 2020 Bonds, $617,100,000 aggregate principal amount of outstanding of 2023 Bonds and $327,163,000 aggregate principal amount of outstanding of 2034 Bonds. Panama decided not to accept any offers to exchange the 2027 Bonds or the 2029 Bonds. Pursuant to the Invitation, on January 26, 2006, Panama issued U.S.$1,363,297,000 aggregate original principal amount of 2036 Bonds. Following the cancellation of the eligible bonds accepted by Panama and surrendered in exchange for the 2036 Bonds, the aggregate principal amount outstanding of the 2020 Bonds, 2023 Bonds and 2034 Bonds was approximately $30,710,000, $138,900,000 and $172,837,000, respectively.

In an effort to promote the development of Panama’s capital markets, the Government continued in 2005 with a program of Treasury Note issuances in the local market. As of May 31, 2006, outstanding Treasury Notes amounted to $775.1 million. The proceeds of Treasury Note issuances in 2005 were used to finance the Government’s general budgetary needs. In four monthly auctions from January 17, 2006 to May 23, 2006, Panama issued $141.5 million of zero-coupon Treasury Bills with short-term maturities in Panama’s capital markets. As of May 31, 2006, outstanding Treasury Bills amounted to $188.13 million.

On March 1, 2006, the Inter-American Development Bank approved a $45 million loan for the first stage of a program to improve sanitation in low-income districts and reduce pollution of urban rivers and tributaries in the Panama City metropolitan area, including Panama Bay. The three-phase project is valued at $360 million and will receive further funding from Panama and the Government of Japan. On March 15, 2006, the Inter-American Development Bank approved a 20-year $100 million policy based loan to support Panama’s efforts to reduce its fiscal deficit, strengthen its social security system and prepare its economy for competition under its free trade agreements. The loan will be disbursed in two tranches, the first of which will be for $70 million.

In June 2005, the National Assembly approved Law No. 17, reforming Panama’s social security system by raising the minimum retirement age for men from 62 to 65, and for women from 57 to 60. Additionally, Law No. 17 gradually increased employer contributions to the social security system from 10.75% to 13.25% and employee contributions from 7.25% to 9% through 2010. As a result of the reforms, by 2015 employees would have been required to make contributions into the social security system for 25 years (up from the then current 15-year requirement) before becoming eligible to receive benefits. In June 2005, opponents of Law No. 17 organized nationwide protests. Teachers and construction and public health workers participated in several weeks of strikes and called for the repeal of Law No. 17. In response, on July 5, 2005, the Government postponed the effective date of Law No. 17 for 90 days to accommodate a national discussion to address the concerns of the worker unions and to assess proposed amendments to the law submitted by the private sector. On October 10, 2005, the National Assembly approved Law No. 32, further postponing the effective date of Law No. 17 until December 31, 2005.

On December 28, 2005, after approval by the National Assembly on December 21, 2005, the Torrijos administration approved Law No. 51, which replaces Law No. 17 and further reforms Panama’s social security system. Law No. 51 is the product of several months of national discussion that concluded on November 18, 2005 and amends or repeals numerous reforms included in Law No. 17. Under Law No. 51, by 2013 employees will be required to make contributions into the social security system for 20 years (up from the current 15-year requirement and down from the 25-year requirement embodied in Law No. 17) before becoming eligible to receive benefits. Law No. 51 maintains the current retirement age at 62 for men and at 57 for women. However, Law No. 51 permits early or delayed retirement within a range of ages that, depending on the age, determines a retiree’s level of benefits. Additionally, Law No. 51 gradually increases employer contributions to the social security system from 10.75% to 12.25% and employee contributions from 7.25% to 9.75% through 2013. Further, Law No. 51 reforms Panama’s social security system by gradually transitioning from the current defined benefits system to personal savings accounts. All persons under 35 years of age that are currently covered by the social security system will have the option of retaining the current defined benefit system or electing to participate in the personal savings accounts. Persons with a monthly salary over $500 a month and entering into the social security system after 2008 will have only the option of the personal savings accounts.

In September 2005, the Torrijos administration repealed a decision by the Moscoso administration to cancel annual payments by the Panama Ports Company (“PPC”) to the Government in exchange for significant investments to expand and modernize the ports. As a result of negotiations between the Torrijos administration and the PPC, the PPC agreed to pay the Government $102 million in back fees and to proceed with its port expansion program. On October 18, 2005, the PPC paid the Government $102 million in back fees and initiated the expansion of the Port of Cristobal, which is part of its $1 billion ports expansion program.

International Trade

On June 20, 2006, President Torrijos signed Law No. 19 approving the free trade agreement between Panama and Singapore, which was signed by the parties on March 1, 2006. Upon effectiveness, Panama will receive immediate zero-tariff access for all products exported to Singapore. Panama negotiated varying terms (0-10 years) for reduction in tariffs on agricultural and industrial imports from Singapore and excluded from the agreement more than 200 agricultural products, including rice, pork, dairy products and chicken.

On October 11, 2005, Panama signed a bilateral investment treaty with Mexico, which had not yet been submitted to the National Assembly for approval as of June 27, 2006. In May 2005, after a six-year interruption, Panama resumed negotiations to conclude a free trade agreement with Chile. Panama continues its free trade negotiations with the United States, with the ninth round of negotiations concluding in January 2006.

IMF Relationship

Panama’s most recent standby agreement with the International Monetary Fund (“IMF”) expired in March 2002, and no new standby facility has been arranged. The IMF concluded its most recent Article IV review of Panama in February 2006. In this review, the IMF Executive Board noted Panama’s recent strong economic growth and reduction of unemployment. The IMF also commended the recently approved social security reform, which according to the IMF was prepared with exemplary civil society engagement.

The Panama Canal

On April 24, 2006, the Panama Canal Authority submitted to President Torrijos and the Cabinet Council its recommendation to build a new lane along the Panama Canal through the construction of a new set of locks that will double capacity. If approved by the Cabinet Council, the matter will be referred to the National Assembly. Once approved by the National Assembly, the canal expansion must be approved in a national referendum. Water-saving basins will be built alongside the new locks, which will reuse 60 percent of the water in each transit, thereby eliminating the need for constructing dams, flooding and displacing communities along the Canal’s Watershed. The project is estimated to cost $5.25 billion and will be funded entirely through toll revenues. If approved, construction is expected to be completed by 2014.

The Panama Canal Authority announced that toll revenues for the fiscal year ending September 30, 2005 reached $847.5 million, an increase of 11.9% over fiscal year 2004. On May 1, 2005, furthering changes to the toll structure that began in 2002, Panama implemented a revised measurement and pricing system applicable to full container vessels and other vessel types with on-deck container carrying capacity. The Panama Canal Authority has adopted the Twenty Foot Equivalent Unit (“TEU”) as the new measurement unit for full container vessels, thereby replacing the Panama Canal Universal Measurement System (“PC/UMS”). As of May 1, 2005, fully dedicated container vessels are being charged based on the total number of TEUs the vessel can carry fully loaded, taking into account the visibility restriction imposed by the Panama Canal Authority that limits the height of on-deck containers. For other vessel types with on-deck container carrying capacity, the former PC/UMS system will be used to measure spaces below-deck and the TEU toll will be applied to the actual number of containers on-deck. Under the new system, vessels in ballast (not carrying containers or any other cargo above or below deck) are charged less than laden vessels. The new measurement and pricing system is being phased-in over three years from May 2005. Under the new system, tolls increased nearly one-third from May 1, 2005 and will increase approximately 65% by the end of the phase-in period. Revenues generated by the new toll system will help fund the Canal’s modernization program.

Effective April 1, 2006, the Panama Canal Authority increased the rates for tug and linehandling services due to rising operating costs. Rates for tug services increased 7 percent and rates for linehandling services rose 4 percent. Rates for these services have not been increased since March 2004.

In July 2005, the National Assembly approved the Panama Canal Authority’s budget for fiscal year 2006, allocating $198.7 million to the Canal’s investment program.